Filed by Sims Group Limited
pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.

25 February 2008

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Additional Information to the 2008 Half Year Results Presentation
Attached for release to the market is a table showing revenue by product following the 2008 Half Year Results Presentation lodged with the ASX on 21 February 2008.
Yours faithfully,

/s/ Frank Moratti

Frank Moratti
Company Secretary

HY08 REVENUE BY PRODUCT

$m	HY08	HY07	Change (%)
Ferrous Trading	1,119.1	1,076.0	4.0
Non Ferrous Shred Recovery	109.0	138.0	(21.0)
Ferrous Brokerage	549.8	485.9	13.1
Non Ferrous Trading	428.6	430.3	(0.4)
Non Ferrous Brokerage (incl. stainless)	84.6	169.6	(50.1)
Manufacturing / JVs / Sims Steel	162.7	135.3	20.2
Recycling Solutions	273.2	187.5	45.7

Total	2,727.0	2,622.6	4.0
Additional Information and Where to Find It
In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating to the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.

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